Exhibit 4.2

ASSUMPTION OF AND AMENDMENT TO THE

STC BANCSHARES CORP. 2005 STOCK INCENTIVE PLAN

WHEREAS, STC Bancshares Corp. (“STC”) previously adopted and currently maintains the STC Bancshares Corp. 2005 Stock Incentive Plan (the “Plan”);

WHEREAS, on June 5, 2019, STC entered into an Agreement and Plan of Merger by and among STC, Wintrust Financial Corporation (“Wintrust”) and WTFC STCBC Merger Sub LLC (“Merger Co.”), amended as of July 1, 2019, pursuant to which STC will merge with and into Merger Co. (the “Merger”, and such agreement the “Merger Agreement”), and as a result of which Merger Co. will survive as a wholly-owned subsidiary of Wintrust;

WHEREAS, in connection with the Merger, Wintrust desires to assume any outstanding options granted under the Plan and to assume the Plan for purposes of granting awards to certain employees of STC who continue their employment with Merger Co. or commence employment with Wintrust subsequent to the Merger; and

WHEREAS, in connection with Wintrust’s assumption of the Plan and outstanding options granted under the Plan, the Company desires to amend the Plan to conform the Plan to the Company’s administrative practices with respect to the administration of equity plans.

NOW THEREFORE, Wintrust does hereby assume the Plan and all outstanding options granted under the Plan, effective as of the Effective Time (as defined in the Merger Agreement); and

PROVIDED FURTHER, that pursuant to the power of amendment contained in Section 6 of the Plan, the Plan is hereby amended, effective as of the Effective Time, by inserting a new section of the Plan, titled “Assumption of the Plan by Wintrust Financial Corporation” as Section 13 of the Plan as follows:

13.                               Assumption of Plan by Wintrust Financial Corporation

(a)                                 Acquisition of the Company by Wintrust Financial Corporation. On October 7, 2019, WTFC STCBC Merger Sub LLC (“Merger Co.”), a wholly-owned subsidiary of Wintrust Financial Corporation (“Wintrust”), was merged with and into the Company, with Merger Co. surviving as a wholly-owned subsidiary of Wintrust (the “Merger”). In connection with the Merger, Wintrust assumed outstanding options granted under the Plan and assumed the Plan for purposes of granting awards to certain employees of the Company who continue their employment with Merger Co. or Wintrust subsequent to the Merger.

(b)                                 Conformance to Wintrust’s Administrative Practices. Notwithstanding anything in this Plan to the contrary, effective as of October 7, 2019, the following provisions shall apply: (i) all references in the Plan to “STC Bancshares Corp.” or the “Company” shall be understood to mean Wintrust or any successor thereto; (ii) the Compensation Committee of Wintrust’s Board of Directors shall succeed to the authority of the Board and Committee with respect to the administration of the Plan; (iii) all references in the Plan to a number of Shares shall be deemed to refer to a number of shares of common stock, no par value, of Wintrust (“Wintrust Common Stock”) determined by multiplying the number of referenced Shares by the Option Exchange

Ratio, as determined under the Agreement and Plan of Merger by and among Wintrust, the Company, and Merger Co., dated as of June 5, 2019 and amended as of July 1, 2019 (the “Merger Agreement”), and rounding down to the nearest whole Share; (iv) the exercise price for one Share under each outstanding stock option agreement shall be equal to the quotient obtained by dividing (1) the exercise price for one Share under the original stock option agreement by (2) the Option Exchange Ratio (as defined in the Merger Agreement) and rounding up to the nearest whole cent; (v) all administrative authority with respect to the Plan shall be delegated in a manner consistent with the delegation provisions of the Wintrust Financial Corporation 2015 Stock Incentive Plan; (vi) all awards granted under this Plan shall be administered in accordance with the administrative policies and procedures in effect from time to time under the Wintrust Financial Corporation 2015 Stock Incentive Plan; provided that awards outstanding under this Plan as of October 7, 2019 shall be deemed amended only to the extent that the amendment does not cause the terms and conditions of such awards to be less favorable to the holders of such awards than the terms and conditions of such awards as in effect immediately prior to October 7, 2019; (vii) tax withholding with respect to all awards granted under this Plan shall be implemented in a similar manner as is provided for under the tax withholding provisions of the Wintrust Financial Corporation 2015 Stock Incentive Plan and the option agreements thereunder; and (viii) all notices to be made to Wintrust pursuant to this Plan shall be sent to Kathleen M. Boege or such other person as designated by the Committee.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized agent on this 7th day of October, 2019.

WINTRUST FINANCIAL CORPORATION

By:	/s/ David A. Dykstra
Senior Executive Vice President and Chief Operating Officer